December 16, 2019

Erica Chaffee
Chief Financial Officer
Sterling Real Estate Trust
1711 Gold Drive South, Suite 100
Fargo, ND 58103

       Re: Sterling Real Estate Trust
           Form 10-K for the year ended December 31, 2018
           Filed March 15, 2019
           File No. 000-54295

Dear Ms. Chaffee:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction